SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[RULE 13d-101]
(Amendment No. 9)1
GSI Group Inc.

(Name of Issuer)
Common Shares

(Title and Class of Securities)
36191C106

(CUSIP Number)
Christopher J. Hewitt, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, OH 44114
(216) 586-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 23, 2010

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 5 Pages)
     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	36191C106	13D	Page	2	of	4 Pages

1	NAME OF REPORTING PERSONS Stephen W. Bershad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		11,985,024

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,985,024

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,985,024

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.98%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Based on 100,002,179 shares of Common Stock of GSI Group Inc. outstanding as set forth in the Company’s Form 8-K (as defined below)

CUSIP No.	36191C106	13D	Page	3	of	4 Pages
     This Amendment No. 9 is being filed on behalf of Stephen W. Bershad, a citizen of the United States of America (the “Reporting Person” or “Mr. Bershad”), to amend the Schedule 13D that was originally filed on February 4, 2009 (as amended, the “Schedule 13D”), relating to the common shares, no par value (the “Old Common Stock”), of GSI Group, Inc. (the “Company”). On the Effective Date (as defined below), all outstanding shares of Old Common Stock were cancelled and new shares of common stock, no par value (the “Common Stock”), were issued to the holders thereof. This Amendment relates to the Common Stock. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 3, 4 and 5 as set forth below. Terms defined in the Schedule 13D are used herein with the same meaning.
Item 3. Source and Amount of Funds or Other Consideration.
     In connection with the bankruptcy of the the Company, GSI Group Corporation and certain of their subsidiaries and affiliates (together, the “Company Parties”) as described in the Company’s current report on Form 8-K filed on July 23, 2010 (the “Company’s Form 8-K”), and pursuant to the Fourth Modified Plan of Reorganization under Chapter 11 of the Bankruptcy Code, as confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on May 27, 2010 (the “Plan”), as of July 23, 2010 (the “Effective Date”), the Reporting Person (a) received 5,866,382 shares of Common Stock in exchange for 6,251,806 shares of Old Common Stock and (b) purchased 6,118,642 shares of Common Stock at a purchase price of $1.80 per share in the Rights Offering. Mr. Bershad used personal funds for the purchases of Common Stock reported in this Schedule 13D.
Item 4. Purpose of Transaction.
     On the Effective Date, the Company Parties consummated their reorganization through a series of transactions contemplated by the Plan and the Plan became effective pursuant to its terms. Under the Plan, the Reporting Person (a) received 5,866,382 shares of Common Stock in exchange for 6,251,806 shares of Old Common Stock, which amount of Common Stock represents 93.835% of the shares of Old Common Stock held by the Reporting Person immediately prior to the Effective Date, and (b) purchased 6,118,642 shares of Common Stock at a purchase price of $1.80 per share in the Rights Offering. Pursuant to the Plan, the holders of Old Common Stock received a number of shares of Common Stock equal to 93.835% of the number of shares of Old Common Stock held by them immediately preceding the Effective Date and the Company placed a number of shares of Common Stock equal to 6.165% of the aggregate number of shares of Old Common Stock outstanding immediately preceding the Effective Date (the “Reserve Shares”) in reserve subject to the resolution of a certain pending litigation against the Company unrelated to the Chapter 11 cases of the Company Parties. The Reserve Shares are being held in escrow and the escrow agent will vote all Reserve Shares proportionally in the same manner as the Common Shares are voted.
     Pursuant to the Plan, Mr. Bershad was selected to be a director of the Company.
     In light of recent events, including the Company’s emergence from bankruptcy and Mr. Bershad being selected to be a director of the Company, the proposed solicitation of proxies that was previously announced on November 20, 2009 has been terminated.
Item 5. Interest in Securities of the Issuer.
     (a)-(b). Mr. Bershad has the sole power to vote and dispose of 11,985,024 Shares. Mr. Bershad is record owner of 11,985,024 Shares, which constitute approximately 11.98% of the Shares outstanding as of the Effective Date.
     (c). Other than as set forth in Items 3 and 4 above, Mr. Bershad has not purchased shares of Common stock in the last sixty days.

CUSIP No.	36191C106	13D	Page	4	of	4 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 28, 2010

/s/ Stephen W. Bershad
Stephen W. Bershad